

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2021

Jessica L. Thomas
Chief Financial Officer
Mechanical Technology, Incorporated
325 Washington Avenue Extension
Albany, NY 12205

> **Re: Mechanical Technology, Incorporated**
> **Registration Statement on Form 10**
> **Filed September 30, 2020**
> **File No. 000-06890**

Dear Ms. Thomas:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Life Sciences

cc: Penny Somer-Greif, Esq.